Exhibit 99.1
Statement — Appointment of Auditing Firm
Hyderabad, INDIA, January 14, 2009: The Board of Directors of Satyam today announced the appointment of Deloitte and KPMG to assist the Board in the restatement of accounts.
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India	Deepa Jayaraman deepa.jayaraman@ipan.com
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Ajith Henry ajith.henry@ipan.com
+91-982-081-4870

US	Melissa Baratta mbaratta@ricochetpr.com
+1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com
+44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au

Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.